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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 15, 2014.

MICHAEL KORS

FOR IMMEDIATE RELEASE:

MICHAEL KORS ANNOUNCES EYEWEAR LICENSE WITH LUXOTTICA

HONG KONG — MILAN (ITALY) April 15th, 2014 — Michael Kors Holdings Limited (NYSE: KORS) and Luxottica Group (MTA: LUX) (NYSE: LUX) announced today that they have signed a new and exclusive eyewear license agreement for the Michael Kors Collection and MICHAEL Michael Kors eyewear. The first collection produced with Luxottica will launch in January 2015.

The partnership with Luxottica, a global leader in premium, luxury and sports eyewear, will last 10 years. It will allow Michael Kors, celebrated for its luxury accessories and ready-to-wear, as well as its iconic jet set lifestyle, to continue the global expansion of the brand’s eyewear business. Luxottica will produce eyewear for both the Michael Kors Collection and MICHAEL Michael Kors lines, beginning with Spring 2015. The brand’s two luxury eyewear collections will be carried around the world in Michael Kors stores, department stores, select travel retail locations, independent optical locations and Luxottica’s retail stores.

“We have achieved great success in the eyewear business and believe that our new partnership will further enhance our luxury image in the optical and sunglass marketplace,” said John D. Idol, CEO of Michael Kors. “Luxottica is the industry leader in eyewear through their commitment to design and quality which makes them the perfect partner for our luxury brand. Our eyewear business is an important component of the overall growth strategy as we continue our expansion around the world.”

“We are very excited and proud to be entering this new partnership with Michael Kors, one of the most powerful American luxury lifestyle brands in the world,” said Andrea Guerra, Chief Executive Officer of Luxottica Group. “Michael Kors has a major influence in fashion, with products that are exciting to luxury audiences globally. We believe that the Michael Kors’ brand proposition, its solid growth and strong performance across its segments, and its innovative fashion design fit perfectly within our portfolio. We are confident that this partnership will have great success.”

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready-to-wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready-to-wear, and a full line of fragrance products.  Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

About Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Forward-Looking Statements

This press release contains forward-looking statements about Michael Kors and Luxottica. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the operations and business environment of each company, all of which are difficult to predict and many of which are beyond such company’s control. Forward-looking statements include information concerning each company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,”“will,”“should,”“believe,”“expect,”“anticipate,”“intend,”“plan,”“estimate”or similar expressions.  The forward-looking statements contained in this press release are based on assumptions that each company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances.  You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although each company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. Please refer to both companies respective annual filings with the U.S. Securities and Exchange Commission for a complete list of risk factors.

FOR MORE INFORMATION:

FOR MICHAEL KORS INQUIRIES, CONTACT:

Investor Relations:

Jean Fontana

ICR, Inc.

T: 646.277.1214

Jean.Fontana@icrinc.com

Megan Crudele

ICR, Inc.

T: 646.277.1240

Megan.Crudele@icrinc.com

Media:

Alecia Pulman

ICR, Inc.

T: 203.682.8224

Alecia.Pulman@icrinc.com

Brittany Rae Fraser

ICR, Inc.

T: 646.277.1231

BrittanyRae.Fraser@icrinc.com

FOR LUXOTTICA INQUIRIES, CONTACT:

Cristina Parenti

Group Corporate Communication and Public Relations Director

T: +39 (02) 8633 4683

E-mail: cristina.parenti@luxottica.com

Alessandra Senici

Group Investor Relations Director

T: +39 (02) 8633 4870

E-mail: InvestorRelations@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
April 16, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER